As filed with the United States Securities and Exchange Commission on December 6, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEVSUN RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.

(Bidder)

Common Shares

(Title of Class of Securities)

64156L101

(CUSIP Number of Class of Securities)

D.F. King, an AST Company

48 Wall St, New York

NY 10005

Telephone: 1 (866) 822-1238

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Martin C. Glass Jenner & Block LLP 919 3rd Avenue New York, NY 10022 Tel: (212) 891-1600 Jeffrey R. Shuman Jenner & Block LLP 353 North Clark Street Chicago, IL 60654 Tel: (312) 222-9350	John S.M. Turner Bradley A. Freelan Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 P.O. Box 20, Toronto, ON M5H 2T6 Tel: (800) 268-8424

September 14, 2018

(Date tender offer published, sent or given to security holders)

No securities tendered to the Offer will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any Person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of 10 days to allow for further deposits of securities.

This document is important and requires your immediate attention. It should be read in conjunction with the Offer and Circular.  If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.

Neither this document nor the Offer or Circular constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful.  The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, the Offeror may, in its sole discretion, take such action as deemed necessary to extend the Offer to Shareholders in any such jurisdiction.

Neither this document nor the Offer or Circular has been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

December 5, 2018

NOTICE OF VARIATION
by

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares of

NEVSUN RESOURCES LTD.

C$6.00 PER NEVSUN SHARE

1178180 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Zijin Mining Group Co. Ltd. (“Zijin Mining”), hereby gives notice that it has varied its offer dated September 14, 2018 (the “Original Offer”) to purchase, on the terms and subject to the conditions of the Original Offer, all of the issued and outstanding common shares (the “Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”), together with any SRP Rights issued under the Shareholder Rights Plan, including Nevsun Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time (as hereinafter defined) upon the exercise, conversion or exchange of any Convertible Securities in order to, among other things, amend certain terms and conditions of the Original Offer. The Original Offer, as varied hereby, is referred to herein as the “Offer”.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on December 28, 2018 (the “Expiry Time”), unless the Offer is accelerated, extended or withdrawn by the Offeror.

Nevsun Board of Directors’ Recommendation

The Board of Directors of Nevsun has UNANIMOUSLY determined that the Offer is in the best interests of Nevsun and is fair, from a financial point of view, to the Shareholders. The Board of Directors of Nevsun UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Zijin Mining Offer.

This Notice of Variation should be read in conjunction with the Original Offer and the accompanying take-over bid circular dated September 14, 2018 (the “Original Circular” and together with the Original Offer, the “Original Offer and Circular”). The Original Offer and Circular and this Notice of Variation together constitute the “Offer and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation mean the Original Offer as amended hereby, and all references in such documents to the “Circular” or the “Offer and Circular” mean the Original Offer and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used in this

Notice of Variation but not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

Shareholders who have validly deposited and not withdrawn their Nevsun Shares need to take no further action to accept the Offer and receive the Offer price of C$6.00 per Nevsun Share. Registered Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal, and deposit it, together with the certificate(s) or Direct Registration System statement(s) (“DRS Statements”) representing their Nevsun Shares in accordance with the rules and instructions in the Letter of Transmittal. See Section 3 of the Original Offer, “Manner of Acceptance - Letter of Transmittal”. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Nevsun Shares set out in Section 3 of the Original Offer, “Manner of Acceptance - Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery. Shareholders may continue to use the original Letter of Transmittal (printed on pink paper) or the original Notice of Guaranteed Delivery (printed on green paper) to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the Original Offer, as amended by this Notice of Variation.

Persons whose Nevsun Shares are held in an account with a broker, investment dealer, bank, trust company or other intermediary should contact their representative if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary (as defined below), or Information Agent (as defined below).

Shareholders will not be obligated to pay any fee or commission if they accept the Offer by transmitting their Nevsun Shares directly to Computershare Trust Company of Canada (the “Depositary”) at the address shown in the Letter of Transmittal, Notice of Guaranteed Delivery and on the last page of this document. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

Additional copies of this Notice of Variation, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent at its address shown on the last page of this document. Copies of this document and related materials may also be found on SEDAR and EDGAR under the Offeror’s profile at www.sedar.com and www.sec.gov.

Any questions and requests for assistance or additional copies of this Notice of Variation, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to D.F. King, a division of AST Investor Services Inc. (Canada) (the “Information Agent”) at 1-866-822-1238 toll free in North America or by email at inquiries@dfking.com or the Depositary at the telephone number and address set out below. You may also contact your broker, investment dealer, commercial bank, trust company or other Intermediary for assistance.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Nevsun Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to Laws, exercise, convert or exchange the Convertible Securities in order to obtain certificate(s) or DRS Statement(s) representing Nevsun Shares and deposit those Nevsun Shares under the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holders of such Convertible Securities will have Nevsun Share certificate(s) or DRS Statement(s) representing the Nevsun Shares issuable upon such exercise, conversion or exchange in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

CURRENCY

Unless otherwise indicated, all “C$” or “$” references herein and in the Offer and Circular are to the lawful currency of Canada.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a foreign issuer. The Offer is subject to Canadian disclosure requirements and Shareholders should be aware that these disclosure requirements are different from those of the United States.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Nevsun, the Offeror and Zijin Mining are located in a foreign country, and that some or all of their officers and directors are residents of a foreign country. In addition, it may be difficult for Shareholders in the United States to enforce their rights and any claims they may have arising under United States federal and state securities laws since each of the Offeror and Nevsun is a corporation existing under the laws of British Columbia, Canada and Zijin Mining is a corporation existing under the laws of the People’s Republic of China; some or all of the officers and directors of each of the Offeror, Zijin Mining and Nevsun reside outside the United States; and all or a substantial portion of the assets of the Offeror, Zijin Mining and Nevsun are located outside the United States. Shareholders may not be able to sue the Offeror, Zijin Mining, Nevsun or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgement of a United States court.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates may, directly or indirectly, bid for or make purchases of Nevsun Shares, or other securities of Nevsun, in each case, as permitted by applicable Law or regulations.

Nevsun shareholders in the United States should be aware that the disposition of Nevsun Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Original Circular, and “Certain United States Federal Income Tax Considerations” in Section 19 of the Original Circular.

NOTICE OF VARIATION

December 5, 2018

TO:                         THE SHAREHOLDERS OF NEVSUN RESOURCES LTD.

This Notice of Variation amends and supplements the Original Offer and Circular.

Except as otherwise set forth in this Notice of Variation, the terms and conditions previously set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation mean the Original Offer as amended hereby, and all references in such documents to the “Circular” or the “Offer and Circular” mean the Original Offer and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used in this Notice of Variation but not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

1.                                      Amendments to the Offer

On September 25, 2018, the Offeror received a comment letter from the United States Securities and Exchange Commission (the “SEC”). The comment letter requested that certain amendments be made to the terms and conditions of the Original Offer.

Accordingly, the sixth paragraph on page ii of the Original Offer is hereby deleted in its entirety and replaced with the following:

The Offer is subject to the conditions set out in Section 4 of the Offer, “Conditions of the Offer”. The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at the Expiry Time, which include: (i) there having been validly deposited under the Offer, and not withdrawn, that number of Nevsun Shares, together with any associated SRP Rights, representing more than 50% of the outstanding Nevsun Shares (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror, Zijin Mining or any Person acting jointly or in concert with the Offeror) (the “Statutory Minimum Condition”), which is a non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Nevsun Shares, together with any associated SRP Rights, representing at least 66 2/3% of the outstanding Nevsun Shares (calculated on a fully diluted basis), excluding Nevsun Shares held by the Offeror; (iii) certain Regulatory Approvals having been obtained; and (iv) there not having occurred, prior to the Expiry Date, a Material Adverse Effect (as defined in the Circular) with respect to Nevsun.

The first sentence of the paragraph under the heading “Forward Looking Statements” on page iii of the Original Offer is hereby deleted in its entirety and replaced with the following:

The Offer and the Circular, including the letter to Shareholders, Section 4 of the Circular, “Reasons to Accept the Offer”, Section 6 of the Circular, “Purpose of the Offer”, Section 7 of the Circular, “Effect of the Offer”, Section 8 of the Circular, “Source of Funds”, Section 13 of the Circular, “Effect of the Offer on the Market for and Listing of Nevsun Shares; Stock Exchange Listing and Public Disclosure”, Section 15 of the Circular, “Acquisition of Nevsun Shares Not Deposited Under the Offer”, and Section 22 of the Circular, “Expenses of the Offer”, and certain of the other statements made and information contained herein are “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities Laws.

The second paragraph of Section 4 of the Original Offer entitled “Conditions of the Offer” is hereby deleted in its entirety and replaced with the following:

In addition, notwithstanding any other provision of the Offer, the Pre-Acquisition Agreement, and subject to Law, the Offeror shall have the right to withdraw the Offer and not take up or pay for any Nevsun Shares deposited under the Offer, if the following conditions are not satisfied or waived by the Offeror in whole or in part at or prior to the Expiry Time:

Subsection (d) of Section 4 of the Original Offer entitled “Conditions of the Offer” is hereby deleted in its entirety and replaced with the following:

(d)                                 with respect to an Eritrean Governmental Entity, no act, action, suit, demand, proceeding, objection or opposition shall have been commenced, taken, threatened or be pending before or by any Eritrean Governmental Entity:

(i)                                     which prevents, prohibits or the Offeror reasonably determines materially impacts the ability of the Offeror to proceed with, make or maintain the Offer or to take up and pay for the Nevsun Shares deposited under the Offer or to consummate any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(ii)                                  which would have a Material Adverse Effect on Nevsun or the Bisha Project;

The third paragraph of Section 4 of the Original Offer entitled “Conditions of the Offer” is hereby deleted in its entirety and replaced with the following:

The foregoing conditions are for the exclusive benefit of the Offeror. Subject to Laws, the Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion. In all cases, when determining whether a condition has been satisfied or asserting that a condition has not been satisfied, the Offeror will act reasonably. The Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, at or prior to the Expiry Time, without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Subject to Laws, any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding for all purposes. Holders may challenge the Offeror’s determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.

The first sentence of Section 8 of the Original Offer entitled “Market Purchases” is hereby deleted in its entirety and replaced with the following:

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Nevsun Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with Laws.

Subsection (c) of Section 8 of the Original Offer entitled “Market Purchases” is hereby deleted in its entirety and replaced with the following:

(c)                                  the purchases shall be made in the normal course through the facilities of the TSX;

2.                                      Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto Time) on December 28, 2018 unless accelerated, extended or withdrawn. Shareholders who have validly deposited and not withdrawn their Nevsun Shares need to take no further action to accept the Offer.

3.                                      Manner of Acceptance

Nevsun Shares may be deposited under the Offer in accordance with the provisions set out in Section 3 of the Original Offer, “Manner of Acceptance”.

4.                                      Take-Up and Payment for Deposited Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Original Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will immediately take up the Nevsun Shares validly deposited under the Offer and not withdrawn. The Offeror will pay for the Nevsun Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Nevsun Shares.

5.                                      Withdrawal of Deposited Shares

Shareholders have the right to withdraw Nevsun Shares deposited under the Offer in the circumstances and in the manner set out in Section 7 of the Original Offer, “Withdrawal of Deposited Nevsun Shares”.

6.                                      Recent Developments

As disclosed in a press release dated November 20, 2018 issued by Nevsun, and available on SEDAR, all of the Regulatory Approvals have been obtained.

7.                                      Amendments and Variations to Offer Documents

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation.

8.                                      Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.                                      Directors’ Approval

The contents of the Notice of Variation have been approved, and the sending of the Notice of Variation to the Shareholders has been authorized, by the Board of Directors of the Offeror.

APPROVAL AND CERTIFICATE OF 1178180 B.C. LTD.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: December 5, 2018

(signed) “Qiaochun Zhang”	(signed) “Cheung Man Fan”
Director	Director

APPROVAL AND CERTIFICATE OF ZIJIN MINING GROUP CO. LTD.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: December 5, 2018

(signed) “Fusheng Lan”	(signed) “Hongying Lin”
President and Vice Chairman	Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) “Jinghe Chen”	(signed) “Qixue Fang”
Director	Director

Any questions and requests for assistance may be directed to

Zijin Mining’s Information Agent:

North American Toll Free Phone:

1-866-822-1238

Outside North America, Banks, Brokers and Collect Calls: 1-212-771-1133

Email: inquiries@dfking.com

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7021	100 University Avenue
31 Adelaide St E	8th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attn: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.3	Press release dated December 5, 2018

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of filing this Schedule, the bidder shall file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Zijin Mining Group Co. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2018		ZIJIN MINING GROUP CO. LTD.

	By:	/s/ Qixue Fang
		Name:	Qixue Fang
		Title:	Director

By signing this Schedule, 1178180 B.C. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2018		1178180 B.C. LTD.

	By:	/s/ Cheung Man Fan
		Name:	Cheung Man Fan
		Title:	Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated September 5, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 5, 2018).

99.2	Press release dated September 14, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 14, 2018).

99.3	Press release dated December 5, 2018.